FILED PURSUANT TO RULE 424(b)(5)
REGISTRATION FILE NO.: 333-172366-10

SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED NOVEMBER 25, 2013

$642,171,000
(Approximate)

WFRBS Commercial Mortgage Trust 2013-UBS1
as Issuing Entity

Wells Fargo Commercial Mortgage Securities, Inc.
as Depositor

Wells Fargo Bank, National Association
UBS Real Estate Securities Inc.
Rialto Mortgage Finance, LLC
The Royal Bank of Scotland plc
as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates
Series 2013-UBS1

December 16, 2013

WELLS FARGO SECURITIES	RBS	UBS INVESTMENT BANK

Co-Lead Manager and Co-Bookrunner	Co-Lead Manager and Co-Bookrunner	Co-Lead Manager and Co-Bookrunner

Drexel Hamilton

Co-Manager

$642,171,000 (Approximate)
WFRBS Commercial Mortgage Trust 2013-UBS1
Commercial Mortgage Pass-Through Certificates, Series 2013-UBS1

IMPORTANT NOTICE RELATING TO AUTOMATICALLY-GENERATED EMAIL DISCLAIMERS
Any legends, disclaimers or other notices that may appear at the bottom of any email communication to which this Supplement is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential, are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

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$642,171,000 (Approximate)
WFRBS Commercial Mortgage Trust 2013-UBS1
Commercial Mortgage Pass-Through Certificates, Series 2013-UBS1

The Prospectus Supplement dated November 25, 2013 (the “Prospectus Supplement”) is hereby updated as set forth below.  The information in this supplement dated December 16, 2013 (the “Supplement”) supersedes any contradictory information in the Prospectus Supplement.  Defined terms used in this Supplement but not defined herein have the meanings given to them in the Prospectus Supplement.  In all other respects, except as modified below, the Prospectus Supplement remains unmodified.

Collateral Update

1.      In addition to the information contained in the first bullet point of the first paragraph under the caption “Description of the Mortgage Pool—Litigation Considerations” in the Prospectus Supplement, UBS Real Estate Securities Inc., the related mortgage loan seller, has provided us with the following new information, which we bring to your attention:

•
In the case of the Mortgaged Property identified on Annex A-1 to this prospectus supplement as Sullivan Center, which secures a Mortgage Loan representing approximately 10.3% of the Cut-off Date Balance, certain affiliates of one of the sponsors and of the property manager were recently indicted on federal criminal charges.  Laurance Freed, one of the beneficial owners of DDL LLC (“DDL”), an indirect owner of the sole member of the related borrower, and Joseph Freed and Associates LLC (“JFA”), one of the Mortgage Loan sponsors and the property manager, as well as Caroline Walters, a vice president and the treasurer of JFA, were indicted on December 12, 2013 on federal fraud charges.  The indictment alleges that Mr. Freed and Ms. Walters lied about and concealed unpaid property taxes, used $2.4 million of previously-pledged collateral as collateral for a new loan, and diverted proceeds from such collateral away from the existing lenders and in favor of the new lenders, all in order to secure a credit extension and payments from the City of Chicago at a time when they knew that JFA was having financial difficulties.  Mr. Freed and Ms. Walters were each charged with seven counts of bank fraud, one count of mail fraud, and five counts of making false statements to banks.  The indictment seeks forfeiture of $2,995,295 in alleged fraud proceeds from both defendants.  Each count of the indictment carries a maximum penalty of 30 years in prison and a $1 million fine, and restitution is mandatory.  If either Mr. Freed or Ms. Walters is convicted, the court would be required to impose a reasonable sentence under federal statutes and the advisory United States Sentencing Guidelines.  No assurance can be given that the foregoing criminal proceedings or other litigation in which Mr. Freed or JFA are involved will not have an adverse effect on JFA’s ability to manage the Sullivan Center Mortgaged Property.

Investors are encouraged to review “Summaries of the Fifteen Largest Mortgage Loans—Sullivan Center” attached as Annex A-3 to this prospectus supplement, and in particular the sections under the sub-headings “—The Borrower,” “—Lockbox and Cash Management”, “—Major Tenants” and “—Lease Expiration Schedule”.